FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                 By: /s/David Patterson/s/

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

COASTPORT CAPITAL INC.
Suite 501, 595 Howe Street
Vancouver, BC V6C 2T5

Item 2  Date of Material Change

February 20, 2006

Item 3  News Release

The news release dated February 20, 2006 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company reports an update on the Shyri and La Plata projects in Ecuador.

Shyri Properties

Field programs are currently underway and involve mapping, prospecting, hand-trenching, soil geochemical and geophysical surveys. A 3000 m diamond drill program is expected to begin in June 2006 to test several targets.

Further work at the recently discovered Guabisay zone has exposed the zone over more than 750 meters in an east-west orientation and has produced assays from saw-cut channel samples up to 32.2 g/t Au and 40.5 g/t Ag over 4.4 m. The Guabisay mineralization consists of a shallowly dipping, 3 to 10 m wide band of argillic alteration with a core of chalcedonic silica and brecciation associated with silicified volcanic breccias cut by quartz veins adjacent to the margin of a diatreme. Exposure is limited but the geometry of the zone suggests the possibility of blanket-style mineralization associated with sub-vertical, high-grade feeder veins. The mineralization is open in all directions. Most of the area is covered by 2 to 5 meters of overburden. Data collected from a recently completed IP and Magnetic survey, currently being processed, suggests well defined structural control.

Guabisay saw-cut channel sampling highlights:

Width (m)	Au (g/t)	Ag (g/t)
4.4 m	32.2	40.5
incl 1.1 m	85.8	67.3
3.2 m	10.9	9.2
4.0 m	4.1	28.5
1.9 m	6.1	40.6

The Guabisay zone represents one of several windows of exposure, including the previously reported Pinglio, Alberto, Ramos Potreros and Gringo prospects, exhibiting extensive gold-silver mineralization, locally with bonanza grades. These prospects and zones comprise an area of mineralization on the Canaribamba project, now known to extend at least 1 x 3 km, associated with a 6 km2 diatreme complex.

La Plata Project

Phase I exploration has commenced on the La Plata polymetallic volcanogenic massive sulphide (VMS) project located 60 km west of Quito, Ecuador. The Phase I program will include 2500 m of diamond drilling in the La Mina prospect, borehole Pulse EM geophysics, and 30 km of surface IP geophysics covering the Guatuza and San Pablo prospects and adjacent favourable geology immediately north and along strike of La Mina. A drill contract has been finalized with Kluane Drilling, of Vancouver B.C. and drilling is anticipated to begin by early March.

The 23 km2 La Plata property hosts gold-rich VMS mineralization, including the La Mina deposit that comprises two lenses extending from near surface to 300 m in depth. The two lenses, approximately 100 m apart, include drilled intersections from limited previous exploration drilling of up to 11.4 m grading 14.5 g/t Au, 103.6 g/t Ag, 9.35% Cu and 3.9% Zn. A preliminary resource prepared by Cambior Mines Inc in 1998, presents a summary of inferred mineral resources*, based on 28 widely spaced diamond drill holes, as follows:

	Tonnage (tons)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Total Resources	840,459	4.8	54.4	4.1	4.2	0.7

(*Note: Resources referred to within this release are not compliant with the requirements of National Instrument 43-101. Neither Cornerstone nor Coastport has undertaken an independent investigation of the resource estimates nor independently analyzed the results of the previous exploration work in order to verify the classification of these resources. The historical estimates, therefore, should not be relied upon. Nevertheless, the companies believe that these historical estimates provide a conceptual indication of the exploration potential of the property. Cornerstone and Coastport wish to clarify that the resources reported in their respective news releases or January 6th and 9th, 2006 were not verified by either of them and are hereby retracted.)

At La Mina, the Phase I drilling program is designed to confirm previously documented mineralization and grades and to test the possible down-dip and down-plunge continuation of the deposit.

Coastport Capital Inc., under separate agreements with Cornerstone, may acquire Cornerstone’s interests in both the Shyri and La Plata properties. The agreements are subject to TSX Venture Exchange approval. Cornerstone is the operator under each agreement until Coastport earns an interest.

Item 5  Full Description of Material Change

The Company reports an update on the Shyri and La Plata projects in Ecuador.

Shyri Properties

Field programs are currently underway and involve mapping, prospecting, hand-trenching, soil geochemical and geophysical surveys. A 3000 m diamond drill program is expected to begin in June 2006 to test several targets.

Further work at the recently discovered Guabisay zone has exposed the zone over more than 750 meters in an east-west orientation and has produced assays from saw-cut channel samples up to 32.2 g/t Au and 40.5 g/t Ag over 4.4 m. The Guabisay mineralization consists of a shallowly dipping, 3 to 10 m wide band of argillic alteration with a core of chalcedonic silica and brecciation associated with silicified volcanic breccias cut by quartz veins adjacent to the margin of a diatreme. Exposure is limited but the geometry of the zone suggests the possibility of blanket-style mineralization associated with sub-vertical, high-grade feeder veins. The mineralization is open in all directions. Most of the area is covered by 2 to 5 meters of overburden. Data collected from a recently completed IP and Magnetic survey, currently being processed, suggests well defined structural control.

Guabisay saw-cut channel sampling highlights:

Width (m)	Au (g/t)	Ag (g/t)
4.4 m	32.2	40.5
incl 1.1 m	85.8	67.3
3.2 m	10.9	9.2
4.0 m	4.1	28.5
1.9 m	6.1	40.6

The Guabisay zone represents one of several windows of exposure, including the previously reported Pinglio, Alberto, Ramos Potreros and Gringo prospects, exhibiting extensive gold-silver mineralization, locally with bonanza grades. These prospects and zones comprise an area of mineralization on the Canaribamba project, now known to extend at least 1 x 3 km, associated with a 6 km2 diatreme complex.

Work on the Shyri concessions, collectively over 450 sq km in area, indicates potential for low and high sulphidation precious metal deposits in several target areas. The Shyri concessions straddle the Gañarin Belt and are immediately adjacent to IAMGold Corporation’s Quimsacocha project. The Gañarin Belt is a 50 km long feature with several volcanic centers, related intrusives and numerous epithermal gold-silver prospects. Quimsacocha is the most advanced project in the Gañarin Belt. IAMGOLD first announced significant drill intersections at Quimsacocha in December 2004 and in October 2005 they reported an indicated resource of 2.8 million ounces of gold in the deposit (IAMGold Corporation press release, 28 October 2005).

La Plata Project

Phase I exploration has commenced on the La Plata polymetallic volcanogenic massive sulphide (VMS) project located 60 km west of Quito, Ecuador. The Phase I program will include 2500 m of diamond drilling in the La Mina prospect, borehole Pulse EM geophysics, and 30 km of surface IP geophysics covering the Guatuza and San Pablo prospects and adjacent favourable geology immediately north and along strike of La Mina. A drill contract has been finalized with Kluane Drilling, of Vancouver B.C. and drilling is anticipated to begin by early March.

The 23 km2 La Plata property hosts gold-rich VMS mineralization, including the La Mina deposit that comprises two lenses extending from near surface to 300 m in depth. The two lenses, approximately 100 m apart, include drilled intersections from limited previous exploration drilling of up to 11.4 m grading 14.5 g/t Au, 103.6 g/t Ag, 9.35% Cu and 3.9% Zn. A preliminary resource prepared by Cambior Mines Inc in 1998, presents a summary of inferred mineral resources*, based on 28 widely spaced diamond drill holes, as follows:
	Tonnage (tons)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Total Resources	840,459	4.8	54.4	4.1	4.2	0.7

(

*Note: Resources referred to within this release are not compliant with the requirements of National Instrument 43-101. Neither Cornerstone nor Coastport has undertaken an independent investigation of the resource estimates nor independently analyzed the results of the previous exploration work in order to verify the classification of these resources. The historical estimates, therefore, should not be relied upon. Nevertheless, the companies believe that these historical estimates provide a conceptual indication of the exploration potential of the property. Cornerstone and Coastport wish to clarify that the resources reported in their respective news releases or January 6th and 9th, 2006 were not verified by either of them and are hereby retracted.)

Mineralization at La Plata occurs at or near a contact between intermediate and felsic volcanics, immediately overlain by a distinct, property scale, hematitic chert marker horizon. The volcanic stratigraphy is folded into a south plunging anticline with mineralization outlined to date occurring on the hinge and along the east limb of the fold. The deposit has excellent exploration potential for expansion down-plunge and down-dip and possibly along the western limb of the fold. Additional exploration targets exist over 5 km on strike to the north along the felsic/intermediate contact. Only 4 diamond drill holes are documented on the property outside of the La Mina area. An unknown number of 1960’s era shallow packsack drill holes are also reported to have been completed.

At La Mina, the Phase I drilling program is designed to confirm previously documented mineralization and grades and to test the possible down-dip and down-plunge continuation of the deposit.

Coastport Capital Inc., under separate agreements with Cornerstone, may acquire Cornerstone’s interests in both the Shyri and La Plata properties. The agreements are subject to TSX Venture Exchange approval. Cornerstone is the operator under each agreement until Coastport earns an interest.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

DAVID PATTERSON
President	Telephone: (604) 685-8287

Item 9  Date of Report

February 20, 2006

COASTPORT CAPITAL INC.

Per:

“David Patterson”
David Patterson,
President